DelMar Pharmaceuticals, Inc.

Suite 720-999 West Broadway | Vancouver, British Columbia | Canada V5Z 1K5

(604) 629 – 5989

September 20, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DelMar Pharmaceuticals, Inc.
Registration Statement on Form S-3 Filed September 13, 2016 File No. 333-213601

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. EDT on September 27, 2016, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DELMAR PHARMACEUTICLS, INC.

By:	/s/ Scott Praill
Scott Praill
Chief Financial Officer